SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of October 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press release dated October 2, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

PRESS RELEASE                                        FOR IMMEDIATE PUBLICATION



                Interstate Insurance signs contract with CGI for
                             infrastructure services

Chicago, Illinois, October 2, 2002 - Fireman's Fund Interstate Insurance Group, a division of the Fireman's Fund Insurance Company a subsidiary of Allianz AG of Munich, and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today announced the signing of a nine-year outsourcing contract valued at US$13 million for the provision of infrastructure services. This contract is an addition to a previously announced ten-year outsourcing contract with Fireman's Fund Insurance Company on October 2, 2001.

As part of the agreement, CGI will provide Interstate Insurance with IT support services in Chicago, Denver, New Jersey, San Francisco and Atlanta. CGI will offer 24-hour support services through its near-shore delivery facilities in Canada and its Phoenix data center for 99 NT servers and large Unix platforms. CGI will also provide support for over 860 desktops, laptops and printers.

"We are at the first year anniversary of our partnership with CGI and have experienced a successful and seamless transition of our critical information technology operations. CGI was a logical choice for our affiliate, in keeping with streamlining our businesses. We were mostly appreciative of the fact that as our time objective shortened, CGI was able to deliver services before originally anticipated. That flexibility meant a lot," said Billy McCarter, senior vice-president and chief information officer of Fireman's Fund Insurance Company.

Joseph Saliba, president, U.S., India and business process services for CGI added: "We are very pleased with this win as it strengthens our relationship with Fireman's Fund and the Allianz Group of Companies. It also demonstrates that the most effective way of securing new business is through a job well done. We have brought real benefit and cost savings to Fireman's Fund and we will do the same for Interstate Insurance."

About Fireman's Fund Insurance Company
With gross written premiums last year exceeding $4.7 billion, the 139-year-old Fireman's Fund Insurance Company is based in Novato, California. A top-20 national property-liability company rated "A" by the A.M. Best Company, Fireman's Fund is a subsidiary of Allianz AG, one of the top three financial services organizations in the world with almost $1 trillion in assets under management.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 14,600 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.


                                      -30-
For more information:
Fireman's Fund Insurance Company:
John Kozero
Public relations director
(415) 899-2166

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CGI GROUP INC.
                                             (Registrant)


Date: October 2, 2002                    By /s/ Paule Dore
                                         Name:  Paule Dore
                                         Title: Executive Vice-President
                                                and Chief Corporate Officer
                                                and Secretary